      As filed with the Securities and Exchange Commission on June 27, 1996

- --------------------------------------------------------------------------------


                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC  20549

                                --------------

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
- ----      EXCHANGE ACT OF 1934 [FEE REQUIRED].


For the fiscal year ended December 31, 1995
                          -----------------

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
- ----      EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



For the transition period from ____________to____________

Commission file number      1-9390
                      -----------------

                                --------------


                       FOODMAKER, INC. EASY$AVER PLUS PLAN
                             (Full title of the Plan)


                                --------------

                                FOODMAKER, INC.
         (Name of issuer of the securities held pursuant to the Plan)


                               9330 Balboa Avenue
                              San Diego, CA  92123
                     (Address of principal executive offices)

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                           December 31, 1995 and 1994

                                TABLE OF CONTENTS




                                                              Page Number
                                                              -----------

Independent Auditors' Report                                       1

Statement of Net Assets Available for Benefits
 With Fund Information as of December 31, 1995                     2

Statement of Net Assets Available for Benefits
 With Fund Information as of December 31, 1994                     3

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1995       4

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the year ended December 31, 1994       5

Notes to Financial Statements                                      6

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes                                                         11

Schedule II - Item 27d - Schedule of Reportable Transactions       13

                      Independent Auditors' Report
                      ----------------------------

The Participants and the
      Administrative Committee
Foodmaker, Inc. Easy$aver Plus Plan:


We have audited the accompanying statements of net assets available for benefits of the Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         KPMG PEAT MARWICK LLP


San Diego, California
May 24, 1996

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

       Statement of Net Assets Available for Benefits With Fund Information
                                 (in thousands)



                                                         December 31, 1995
                                 -----------------------------------------------------------------
                                           Fixed                FMI    Dreyfus
                                 Equity    Income   Growth     Common    Bond    Loans to
                                  Fund      Fund     Fund    Stock Fund  Fund  Participants  Total
                                  ----      ----     ----    ----------  ----  ------------  -----

Interest receivable             $    -        76        -         -         -        -          76
                                 -----    ------    -----     -----       ---    -----      ------

Contributions receivable:
 Employee                           15        22        9         4         4        -          54
 Employer                            4         8        3         1         1        -          17
                                 -----    ------    -----     -----       ---    -----      ------

    Total receivables               19       106       12         5         5        -         147
                                 -----    ------    -----     -----       ---    -----      ------

Investments, at fair value
 (note 2):
 Short-term investments             50       151       25        11        10        -         247
 Common stock                        -         -        -     1,364         -        -       1,364
 Mutual funds                    8,843         -    2,948         -       695        -      12,486
 Notes receivable from
  participants                       -         -        -         -         -    2,543       2,543
                                 -----    ------    -----     -----       ---    -----      ------
                                 8,893       151    2,973     1,375       705    2,543      16,640

Investments, at contract value
 (note 2)-
 insurance company contracts         -    14,400        -         -         -        -      14,400
                                 -----    ------    -----     -----       ---    -----      ------

    Total investments            8,893    14,551    2,973     1,375       705    2,543      31,040
                                 -----    ------    -----     -----       ---    -----      ------

Transfers due from (to)
 other funds                       111      (183)      37        43        (8)       -           -
                                 -----    ------    -----     -----       ---    -----      ------


    Net assets available for
     benefits                   $9,023    14,474    3,022     1,423       702    2,543      31,187
                                 =====    ======    =====     =====       ===    =====      ======

                 See accompanying notes to financial statements.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

     Statement of Net Assets Available for Plan Benefits With Fund Information
                                 (in thousands)


                                                     December 31, 1994
                         -------------------------------------------------------------------------

                           Ralston
                           Purina              Fixed              FMI    Dreyfus
                           Common    Equity   Income   Growth   Common    Bond    Loans to
                         Stock Fund   Fund     Fund     Fund  Stock Fund  Fund  Participants Total
                         ----------   ----     ----     ----  ----------  ----  ------------ -----
Interest receivable
 receivable               $    -         -       68        -        -        -          -       68
                           -----     -----   ------    -----      ---      ---      -----   ------


Contributions receivable:
 Employee                      -        11       21        8        3        3          -       46
 Employer                      -         4        7        3        1        1          -       16
                           -----     -----   ------    -----      ---      ---      -----   ------

    Total receivables          -        15       96       11        4        4          -      130
                           -----     -----   ------    -----      ---      ---      -----   ------

Investments, at fair
 value (note 2):
 Short-term investments        -        40    1,224       36       14        9          -    1,323
 Common stock                  -         -        -        -      772        -          -      772
 Mutual funds                  -     6,656        -    2,270        -      552          -    9,478
 Notes receivable
  from participants            -         -        -        -        -        -      2,443    2,443
                           -----     -----   ------    -----      ---      ---      -----   ------
                               -     6,696    1,224    2,306      786      561      2,443   14,016
                           -----     -----   ------    -----      ---      ---      -----   ------

Investments, at contract
 value (note 2)-
 insurance company
  contracts                    -         -   12,775        -        -        -          -   12,775
                           -----     -----   ------    -----      ---      ---      -----   ------

    Total investments          -     6,696   13,999    2,306      786      561      2,443   26,791
                           -----     -----   ------    -----      ---      ---      -----   ------

Transfers due to (from)
 other funds                   -        36       41      (31)      (7)     (39)         -        -
                           -----     -----   ------    -----      ---      ---      -----   ------



    Net assets available
     for benefits         $    -     6,747   14,136    2,286      783      526      2,443   26,921
                           =====     =====   ======    =====      ===      ===      =====   ======








                 See accompanying notes to financial statements.
                                      -3-

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information
                                 (in thousands)



                                                       Year Ended December 31, 1995
                                 -----------------------------------------------------------------
                                           Fixed                FMI    Dreyfus
                                 Equity    Income   Growth     Common    Bond    Loans to
                                  Fund      Fund     Fund    Stock Fund  Fund  Participants  Total
                                  ----      ----     ----    ----------  ----  ------------  -----
Contributions:
 Employee                       $  791     1,448      507       229       199        -       3,174
 Employer                          123       251       77        34        31        -         516
                                 -----    ------    -----     -----       ---    -----      ------
                                   914     1,699      584       263       230        -       3,690


Investment income:
 Dividends                         210         -       20         -         -        -         230
 Interest                           61     1,036       25        13        49        -       1,184
                                 -----    ------    -----     -----       ---    -----      ------

                                   271     1,036       45        13        49        -       1,414
                                 -----    ------    -----     -----       ---    -----      ------

Net realized gain (loss) on
 sale of investments               461         -      335        (8)       (4)       -         784
Unrealized appreciation
 (depreciation) of investments   1,445         -      172       368        35        -       2,020
Distributions                     (959)   (1,964)    (400)     (118)      (88)       -      (3,529)
Loan repayments                    270       584      112        57        29   (1,052)          -
Loan disbursements                (306)     (655)    (140)      (18)      (33)   1,152           -
Interfund transfers                201      (296)      44        83       (32)       -           -
Administrative expenses            (21)      (66)     (16)        -       (10)       -        (113)
                                 -----    ------    -----     -----       ---    -----      ------

 Increase in net assets          2,276       338      736       640       176      100       4,266

Net assets available for
 benefits:

 Beginning of year               6,747    14,136    2,286       783       526    2,443      26,921
                                 -----    ------    -----     -----       ---    -----      ------

 End of year                    $9,023    14,474    3,022     1,423       702    2,543      31,187
                                 =====    ======    =====     =====       ===    =====      ======


                 See accompanying notes to financial statements.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information
                                (in thousands)


                                                Year Ended December 31, 1994
                         -------------------------------------------------------------------------

                           Ralston
                           Purina              Fixed              FMI    Dreyfus
                           Common    Equity   Income   Growth   Common    Bond    Loans to
                         Stock Fund   Fund     Fund     Fund  Stock Fund  Fund  Participants Total
                         ----------   ----     ----     ----  ----------  ----  ------------ -----
Contributions:
 Employee                 $    -       767    1,566      519      200      186          -    3,238
 Employer                      -       213      471      159       65       58          -      966
                           -----     -----   ------    -----      ---      ---      -----   ------

                               -       980    2,037      678      265      244          -    4,204
                           -----     -----   ------    -----      ---      ---      -----   ------

Investment income:
 Dividends                     5       195       -        18        -        -          -      218
 Interest                      1        56      977       27       14       45          -    1,120
                           -----     -----   ------    -----      ---      ---      -----   ------

                               6       251      977       45       14       45          -    1,338
                           -----     -----   ------    -----      ---      ---      -----   ------

Net realized gain (loss)
 on sale of investments      269       554        -      162      (11)      (6)         -      968
Unrealized depreciation
 of investments             (257)     (718)       -     (380)    (596)     (34)         -   (1,985)
Distributions                (41)     (929)  (1,797)    (294)    (126)     (90)         -   (3,277)
Loan repayments                -       245      542      118       59       39     (1,003)       -
Loan disbursements             -      (305)    (802)    (122)     (17)     (21)     1,267        -
Interfund transfers         (426)      211       56     (184)     442      (99)         -        -
Administrative expenses       (3)      (26)     (75)     (22)       -      (10)         -     (136)
                           -----     -----   ------    -----      ---      ---      -----   ------

 Increase (decrease) in
  net assets                (452)      263      938        1       30       68        264    1,112

Net assets available for
 benefits:

    Beginning of year        452     6,484   13,198    2,285      753      458      2,179   25,809
                           -----     -----   ------    -----      ---      ---      -----   ------

    End of year           $    -     6,747   14,136    2,286      783      526      2,443   26,921
                           =====     =====   ======    =====      ===      ===      =====   ======



                 See accompanying notes to financial statements.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                          Notes to Financial Statements

                           December 31, 1995 and 1994

1.     DESCRIPTION OF THE PLAN

       The following brief description of the Foodmaker, Inc. Easy$aver Plus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.     General:
       -------

       The Plan was established effective April 1, 1983 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Foodmaker, Inc. (the "Company") contributions. The benefits provided under the Plan are intended to supplement the retirement benefits provided under other plans sponsored by the Company. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

       The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee (the "Committee"). The Northern Trust Company, as trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and a separate Trust Agreement.

       The Plan covers substantially all regular administrative and clerical employees of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and effective January 1, 1988, have attained age 21. Eligible warehouse and distribution employees may participate in the Plan effective January 1, 1991. Eligible maintenance technicians and equipment technicians also may participate in the Plan effective July 1, 1992. Participation by eligible employees is voluntary.

b.     Contributions:
       -------------

       Prior to April 1, 1991, participants could have elected to have the Company contribute to the Plan any amount from 2% to 8% of their compensation in 1% increments through payroll deductions. This deferral is referred to as a pre-tax deferral, i.e., it is not subject to Federal income taxes in the year deferred. Effective April 1, 1991, the maximum amount of the compensation participants may elect to defer is 12%. The Company made a matching contribution equal to 50% of each participant's first 4% of base compensation deferred. Effective April 3, 1995, the Company temporarily suspended matching contributions. Effective October 2, 1995, the Company reinstated matching contributions. Prior to January 1, 1989, participants who deferred at least 4% of compensation could have elected to contribute an additional 1% to 10% of compensation, in 1% increments, on an after-tax basis. Beginning January 1, 1989, after-tax contributions could have been made whether or not the participant had elected to make any pre-tax deferrals. Effective April 1, 1991, after-tax contributions may no longer be made to the Plan.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                           December 31, 1995 and 1994
                                   (Continued)

1.     DESCRIPTION OF THE PLAN (Continued)

c.     Vesting:
       -------

       Participants have a fully vested interest in their pre-tax deferrals and after-tax contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant (including service prior to the effective date of the Plan) or upon attainment of age sixty-five, disability, death or termination of the Plan. The vested amount in a participant's account normally is distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions.

d.     Participant Accounts:
       --------------------

       As of December 31, 1995 the trustee maintains five investment funds -- the Equity Fund, the Fixed Income Fund, the Growth Fund, the FMI Common Stock Fund and the Dreyfus Bond Fund. The Ralston Purina Common
Stock Fund was dissolved effective June 30, 1994. Participants may direct their pre-tax deferrals, after-tax and Company matching contributions to be placed in any of the five investment funds allocated in multiples of 10% to any combination of these investment funds. The Ralston Purina Common Stock balance was comprised of contributions made prior to the change of ownership of the Company. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate except that effective September 30, 1987, earnings related to the Ralston Purina Common Stock Fund may, at the discretion of the trustee, be reinvested in the Fixed Income Fund. Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds at the beginning of any calendar quarter. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

       The Plan permits voluntary withdrawals by participants of their after-tax contributions and related earnings no more than once every six months. Because of certain Internal Revenue Service regulations, participants may, with Committee approval, withdraw pre-tax deferrals (exclusive of earnings for withdrawals after December 31, 1989), Company matching contributions (if the participant is fully vested) and related earnings only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll deductions, and (3) the payment of a processing fee is required. Amounts loaned to participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                          December 31, 1995 and 1994
                                  (Continued)

1.     DESCRIPTION OF THE PLAN (Continued)

e.     Trust:
       -----

       The assets of the Plan are held in a trust. Prior to March 31, 1994, assets of a 401(k) plan sponsored by Chi- Chi's, Inc. ("Chi-Chi's"), a former subsidiary of the Company, were also held in the trust. During 1994, the assets of the Chi-Chi's Plan were transferred from the trust due to the Company's divestiture of Chi-Chi's.

f.     Use of Estimates:
       ----------------

       The Plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2.     SUMMARY OF ACCOUNTING POLICIES

       The financial statements of the Plan are prepared using the accrual method of accounting.

       The Plan's short-term investments consist of money market accounts which are valued at fair value. The Plan's investments in common stocks and mutual funds are stated at fair value, which is determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis.

       The Plan's insurance company contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals and certain expenses. The contract value of these investments reasonably approximates fair value due to the short-term nature of these investments, the interest rates on these contracts, and the financial strength of the issuing insurance companies.

       Certain 1994 balances have been reclassified to conform to 1995 presentation.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                           December 31, 1995 and 1994
                                   (Continued)

3.     INVESTMENTS

       Investments consist of the following at December 31, 1995 and 1994:

                                      December 31, 1995       December 31, 1994
                                      -----------------       -----------------
                                                   Fair                    Fair
Description of Investment                 Cost    Value         Cost      Value
- -------------------------                 ----    -----         ----      -----
                                                      (in thousands)

Northern Trust Collective Short-term
   Investment Fund                     $   198   $   198      $   185   $   185

State Street Yield Enhanced
   Short-term Investment Fund               49        49        1,138     1,138

Fidelity Equity Income Fund, Inc.
   (net asset value $37.93 and $30.70
   in 1995 and 1994, respectively)       7,398     8,843        6,651     6,656

Insurance Company Contracts             14,400    14,400       12,775    12,775

Twentieth Century Investors, Inc.
   Select Fund (net asset value
   $35.62 and $33.10 in 1995 and
   1994, respectively)                   2,776     2,948        2,694     2,270

Foodmaker, Inc. Common Stock               996     1,364        1,361       772

Dreyfus Short-Intermediate Government
   Fund (net asset value $11.10 and
   $10.53 in 1995 and 1994, respectively)  660       695          528       552

Notes receivable from participants       2,543     2,543        2,443     2,443
                                        ------    ------       ------    ------

                                       $29,020   $31,040      $27,775   $26,791
                                        ======    ======       ======    ======


4.     INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

       The Fixed Income Fund is comprised of various guaranteed investment contracts ("GIC") with insurance companies. These GIC's guarantee a fixed rate of interest over a specified period of time. Funds may be withdrawn from any GIC by the Plan, prior to the maturity of the GIC, in order to meet the withdrawal elections by the Plan participants from the Fixed Income Fund.
The trustee may make certain temporary short-term investments prior to re-investing the proceeds of a matured GIC into a new GIC. The average yield on these contracts was 5.8% and 5.7% for the plan years ended December 31, 1995 and 1994, respectively. The crediting interest rates on these contracts approximated the average yield as of December 31, 1995 and 1994.

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                         Notes to Financial Statements

                          December 31, 1995 and 1994
                                  (Continued)

5.     FEDERAL INCOME TAXES

       The Internal Revenue Service has determined and informed the Company by a letter dated April 1, 1987, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended and restated thereafter effective January 1, 1988 and January 1, 1989. On November 28, 1995, the IRS issued a favorable tax determination letter related to these restatements, and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

6.     SUBSEQUENT EVENTS

       Beginning in April 1996, recordkeeping administrative services will be performed by Dreyfus Service Corporation. In connection with this change in recordkeeper, the Plan offers daily investment trading and has increased the number of investment choices to twelve. At the same time, Mellon Bank, N. A. was appointed as a successor trustee to Northern Trust Company.

                                                                   Schedule I
                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Schedule of Investments
           Item 27a-Schedule of Assets Held for Investment Purposes
                             (dollars in thousands)


                                               December 31, 1995             December 31, 1994
                                          ---------------------------   ----------------------------
                                           Number of            Fair     Number of              Fair
Description of Investment                 Shares/Units  Cost    Value   Shares/Units  Cost     Value
- -------------------------                 ------------  ----    -----   ------------  ----     -----
Northern Trust Collective Short-term
   Investment Fund*                            198   $   198  $   198        185   $   185   $   185

State Street Yield Enhanced Short-term
   Investment Fund*                             49        49       49      1,138     1,138     1,138

Fidelity Equity Income Fund, Inc.
   (net asset value $37.93 and $30.70
   in 1995 and 1994, respectively)         233,144     7,398    8,843    216,804     6,651     6,656

Insurance Company Contracts

Principal Mutual, 8.75%, matures 12/31/94        -         -        -          -       332       332
NY Life, 8.90%, matures 6/30/95                  -         -        -          -       723       723
Principal Mutual, 8.55% matures 1/2/96           -       563      563          -       630       630
CIGNA, 8.75% matures 1/2/96                      -       715      715          -       800       800
Mass. Mutual, 7.87% matures 6/30/96              -       334      334          -       377       377
CNA, 6.00% matures 6/30/96 & 12/31/96            -       600      600          -       690       690
Principal Mutual, 6.50% matures
  1/2/95-6/30/96                                 -       274      274          -       628       628
Hancock, 6.20% matures 1/2-6/30/95               -         -        -          -       352       352
Metropolitan, 6.10% matures 6/30/97              -       701      701          -       805       805
NY Life, 5.15% matures 9/30/96, 97 & 98          -       895      895          -     1,035     1,035
Principal Mutual, 5.02% matures
  12/31/96, 7/1/97 & 12/31/97                    -       762      762          -       884       884
Hartford, 4.90% matures 12/31/96 & 97            -       684      684          -       795       795
Provident, 4.18% matures
  6/30/95, 12/31/96 & 6/30/97                    -       637      637          -     1,118     1,118
Hartford, 4,76% matures 12/31/96 & 6/30/97       -     1,121    1,121          -     1,304     1,304
NY Life, 6.80% matures
  6/30/96, 12/31/97 & 98                         -       782      782          -       893       893
Principal Mutual, 7.08% matures
  12/31/97 & 6/30/99                             -     1,238    1,238          -     1,409     1,409
Life of VA, 8.04% matures
  6/30/98 & 12/31/99                             -       786      786          -         -         -
Hancock, 7.88% matures
  12/31/98, 6/30/99 & 12/31/99                   -       785      785          -         -         -
Transamerica, 5.63% matures 9/30/97 & 98         -     1,118    1,118          -         -         -
Metropolitan, 7.53% matures
  6/30/98 & 12/31/99                             -     1,148    1,148          -         -         -
NY Life, 6.22% matures
  9/30/97 & 98 and 12/31/98                      -     1,257    1,257          -         -         -
                                                       -----    -----                -----     -----
                                                      14,400   14,400               12,775    12,775

                      FOODMAKER, INC. EASY$AVER PLUS PLAN

                            Schedule of Investments
           Item 27a-Schedule of Assets Held for Investment Purposes
                             (dollars in thousands)


                                               December 31, 1995             December 31, 1994
                                          ---------------------------   ----------------------------
                                           Number of            Fair     Number of              Fair
Description of Investment                 Shares/Units  Cost    Value   Shares/Units  Cost     Value
- -------------------------                 ------------  ----    -----   ------------  ----     -----
Twentieth Century Investors, Inc.
   Select Fund (net asset value
   $35.62 and $33.10 in 1995 and
   1994 respectively)                       82,774   $ 2,776  $ 2,948     68,571   $ 2,694   $ 2,270

Foodmaker, Inc. common stock*              227,465       996    1,364    181,561     1,361       772

Dreyfus Short-Intermediate Government
   Fund (net asset value $11.10 and
   $10.53 in 1995 and 1994, respectively)   62,629       660      695     52,383       528       552

Notes receivable from participants*            N/A     2,543    2,543        N/A     2,443     2,443
                                                       -----    -----                -----     -----

                                                     $29,020  $31,040              $27,775   $26,791
                                                      ======   ======               ======    ======


* Party-in-interest






                 See accompanying Independent Auditors' Report.

                                                                   SCHEDULE II
                 ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                     SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                             1-1-95 THROUGH 12-31-95
                ***********************************************

                                                                                       CURRENT VALUE
                                                 AVERAGE PURCHASE       COST OF         OF ASSET ON
        DESCRIPTION OF ASSET                       OR SELL PRICE         ASSET        TRANSACTION DATE   NET GAIN
        --------------------                     -----------------       -----        ----------------   ---------
                                                        ($)               ($)               ($)             ($)

TRANSACTIONS BY ISSUE
- ---------------------
MFO FIDELITY EQUITY-INCOME FD INC OPEN
END FD
   41,597.38 SHARES BOUGHT IN 37 TRANSACTIONS           35.13        1,461,310.00      1,461,310.00
   25,257.84 SHARES SOLD IN 7 TRANSACTIONS              34.76          719,128.23        877,875.78    158,747.55
                                                                                      -------------    ----------
                                                                                       2,339,185.78    158,747.55
                                                                                      =============    ==========

COLTV SHORT TERM INVT FD*

   INCREASES ON 262 DAYS                                             6,911,326.96      6,911,326.96
   DECREASES ON 280 DAYS                                             6,897,230.23      6,897,230.23          0.00
                                                                                      -------------    ----------
                                                                                      13,808,557.19          0.00
                                                                                      =============    ==========

CF STATE STREET SELECTION FUND*

   CARRYING VALUE BOUGHT IN 34 TRANSACTIONS              1.00        2,368,654.97      2,368,654.97
   CARRYING VALUE SOLD IN 6 TRANSACTIONS                 1.00        1,832,841.37      1,832,841.37          0.00
                                                                                      -------------    ----------
                                                                                       4,201,496.34          0.00
                                                                                      =============    ==========

TRANSACTIONS BY BROKER
- ----------------------

                          THERE ARE NO REPORTABLE BROKER TRANSACTIONS

* Party-in-interest













                 See accompanying Independent Auditors' Report.

                                  EXHIBITS

1.    Consent of KPMG Peat Marwick LLP.


                                 SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            FOODMAKER, INC. EASY$AVER
                                            PLUS PLAN





Date:  June 27, 1996                       By:WILLIAM E. RULON
                                              --------------------------------
                                              William E. Rulon
                                              Member, Administrative Committee

                                                                 Exhibit 1



                         Independent Auditors' Consent
                         -----------------------------

The Board of Directors
Foodmaker, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-54602) on Form S-8 of Foodmaker, Inc. of our report dated May 24, 1996, relating to the statements of net assets available for benefits of Foodmaker, Inc. Easy$aver Plus Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1995, and all related schedules, which report appears in the December 31, 1995 annual report on Form 11-K of the Foodmaker, Inc. Easy$aver Plus Plan.

                                   KPMG PEAT MARWICK LLP

San Diego, California
June 27, 1996